UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

April 26, 2024

Commission File Number 001-37974

VIVOPOWER INTERNATIONAL PLC

(Translation of registrant’s name into English)

The Scalpel, 18th Floor, 52 Lime Street

London EC3M 7AF

United Kingdom

+44-203-667-5158

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20- F ☒ Form 40-F ☐

CONTENTS

VivoPower International PLC (NASDAQ: VVPR, the “Company”) is pleased to announce the appointment of Gary Challinor as Chief Financial Officer for VivoPower augmenting his role as Chief Operating Officer. Gary has already been driving digital transformation and offshoring in the Finance function to achieve efficiency savings, in conjunction with his role as Chief Operating Officer delivering on the same objectives but across the broader group and its subsidiaries including Tembo, Caret Digital and Critical Power.

Philip Wray, VivoPower’s Finance Director, who reported in to Gary is moving on to a finance role in a domestic UK company, where the VivoPower team wishes him well. Gary will be supported in his CFO role by two regional financial controllers, one for EMEA and the other covering the Asia Pacific region, as well as a dedicated offshore team based in the Philippines.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-227810, 333-251546, 333-268720, 333-273520), Form F-3 (File No. 333-276509) and Form F-1 (File No. 333-267481).

FORWARD-LOOKING STATEMENTS

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterisations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 26, 2024	VivoPower International PLC

/s/ Kevin Chin
Kevin Chin Executive Chairman